The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
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EMAIL ADDRESS
jgallant@graubard.com

March 26, 2021

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Star Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed March 8, 2021
File No. 333-252603

Ladies and Gentlemen:

On behalf of Northern Star Acquisition Corp. (the “Northern Star”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 24, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (“Amended Registration Statement”), a copy of which has been marked with the changes from the initial filing of the Registration Statement.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Structure of the Merger

Consideration to BARK Securityholders, page 85

1.

We note your response to comment 8, and your amended disclosure that “The 150,000,000 value represents 150,000,000 shares of Northern Star common stock, valued at $10.00 per share, reflecting an equity value for BARK of $1.5 billion that was determined by negotiation between the parties.” Please amend your disclosure to provide additional detail about the negotiation between the parties, including the factors underlying the agreement on an equity value for BARK of $1.5 billion.

Northern Star has revised the disclosure on page 90 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

March 26, 2021

Background of the Merger, page 88

2.

We note your amended disclosure on page 92 that “the thresholds triggering the non-solicitation provisions were restored to their original form.” To provide clarity for investors, please amend this disclosure to clearly describe the “original form” thresholds.

Northern Star has revised the disclosure on page 92 of the Amended Registration Statement in response to the Staff’s comment.

Certain Forecasted Financial Information for BARK, page 95.

3.

We note your response to comment 17, and your amended disclosure listing the categories of assumptions upon which BARK relied. Please disclose the specific assumptions related to: the size of BARK’s addressable market; the status of its international trade relations; the amount of BARK’s customer acquisition costs, costs of materials and distribution; the company’s future capital commitments and capital expenditures; and intended investments in operating expenses.

Northern Star has revised the disclosure on pages 95 to 96 of the Amended Registration Statement in response to the Staff’s comment.

Tax Consequences of the Merger, page 101

4.

We note your response to comment 18, and your amended disclosure. We further note Northern Star shareholders are voting on the merger transaction, and the disclosure represents that they will recognize no gain or loss as a result of the merger transaction. Therefore, please provide a tax opinion covering the material federal tax consequences of the transaction to the holders of Northern Star’s securities and revise your disclosure accordingly. For the reason you note in your response, we would not expect the opinion to cover the exercise of conversion rights. Please refer to Item 601(b)(8) of Regulation S¬K, per Item 21(a) of Form S-4. For guidance in preparing the opinion and related disclosure, please refer to Section III of Staff Legal Bulletin No. 19, which is available on our website.

Northern Star has included a tax opinion as an exhibit to the Amended Registration Statement, and has revised the disclosure on page 101 of the Amended Registration Statement, in response to the Staff’s comment.

Conditions to Closing of Bark, page 111

5.

We note your amended disclosure in response to comment 19, including that “certain of the representations and warranties of Northern Star as to its capitalization,” and “certain of the representations and warranties of BARK as to its capitalization,” must be true and correct at the closing of the merger. Please amend your disclosure to briefly describe the relevant representation and warranties related to Northern Star’s and BARK’s capitalization.

Northern Star has revised the disclosure on pages 112 and 113 of the Amended Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

March 26, 2021

Northern Star’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 169

6.

We note your amended disclosure that, in November 2020, you entered into various consulting agreements. Please disclose the material cash requirements related to these agreements. See Instruction 4 to Item 303(b) of Regulation S-K.

Northern Star has revised the disclosure on page 169 of the Amended Registration Statement in response to the Staff’s comment.

Our Strengths, page 177

7.	We note your response to comment 28, and your amended disclosure on page 177. Please amend your disclosure to clarify how you calculate the “the average life” of a subscription and quantify it.

Northern Star has revised the disclosure on page 177 of the Amended Registration Statement in response to the Staff’s comment.

Bark’s Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures

Adjusted EBITDA, page 199

8.

We note you have included “Adjusted EBITDA margin” in your non-GAAP disclosures without providing the comparable GAAP measure. Please present the most directly comparable GAAP measure with equal or greater prominence, along with similar discussion provided in regards to your non-GAAP measure. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

Northern Star has revised the disclosure on page 199 of the Amended Registration Statement in response to the Staff’s comment.

* * * * * * * * * * * * *

Securities and Exchange Commission

March 26, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

cc.	Ms. Joanna Coles